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                               January 26, 2021

       Yanming Liu
       Chief Executive Officer
       Venus Acquisition Corporation
       477 Madison Avenue, 6th Floor
       New York, NY 10022

                                                        Re: Venus Acquisition
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 20,
2021
                                                            File No. 333-251507

       Dear Mr. Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 31, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed January 20, 2021

       General

   1. We note your revised disclosure and response to comment 3. It does not appear that you have revised your risk
factors section to include the applicable headings. Please revise the risk factors section
consistent with Item 105(a), including applicable headings.
   2. It appears from the disclosure on page 52 that the exclusive forum provision in your warrant agreement does
not apply to claims brought under the Securities Act of 1933 of the Exchange Act of
1934. Please revise your warrant agreement to state this clearly, or tell us how you will
inform investors in future filings that the provision does not apply to any actions arising
under the Securities Act or Exchange Act.
 Yanming Liu
Venus Acquisition Corporation
January 26, 2021
Page 2

        You may contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.



FirstName LastNameYanming Liu                           Sincerely,
Comapany NameVenus Acquisition Corporation
                                                        Division of Corporation
Finance
January 26, 2021 Page 2                                 Office of Real Estate &
Construction
FirstName LastName